Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (G394)

CS Notes Linked to the Performance of the S&P 500® Index Offering Period: December 5, 2022 – December 29, 2022

Summary Product Terms

CUSIP	22553QPD3
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	1.5 years
Trade Date	December 30, 2022
Settlement Date	January 5, 2023
Valuation Date	June 28, 2024
Maturity Date	July 3, 2024
Underlying	S&P 500® Index
Initial Level	The closing level of the Underlying on the Trade Date
Final Level	The closing level of the Underlying on the Valuation Date
Underlying Return	(Final Level – Initial Level) / Initial Level
Upside Participation Rate	Expected to be 200% (to be determined on the Trade Date)
Maximum Return	Expected to be 18.50% (to be determined on the Trade Date)

Hypothetical Redemption Amounts

The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) a Maximum Return of 18.50% and (ii) an Upside Participation Rate of 200%. The numbers appearing in the table have been rounded for ease of analysis.

Underlying Return	Return on the Securities	Redemption Amount per $1,000 Principal Amount
70%	18.50%	$1,185
60%	18.50%	$1,185
50%	18.50%	$1,185
40%	18.50%	$1,185
30%	18.50%	$1,185
20%	18.50%	$1,185
10%	18.50%	$1,185
9.25%	18.50%	$1,185
7.50%	15%	$1,150
5%	10%	$1,100
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−40%	0%	$1,000
−50%	0%	$1,000
−60%	0%	$1,000
−70%	0%	$1,000

Payoff Description

Redemption Amount at maturity

If the Final Level is greater than the Initial Level, you will receive the Principal Amount multiplied by the sum of one plus the product of the Upside Participation Rate and the Underlying Return, subject to the Maximum Return.

If the Final Level is equal to or less than the Initial Level, you will receive the Principal Amount.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual Upside Participation Rate and Maximum Return will not be lower than the amount set forth under “Summary Product Terms.” Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of material risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

•	Risks Relating to the Securities Generally

o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

o	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

o	The securities do not pay interest.

o	Regardless of the appreciation in the level of the Underlying, which may be significant, the maximum Redemption Amount for each $1,000 principal amount of securities will not exceed $1,000 multiplied by the sum of one plus the Maximum Return.

o	The probability that you will receive only the principal amount of your securities at maturity will depend on the volatility of the Underlying.

•	Risks Relating to the Underlying

o	Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.

o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the securities.

•	Risks Relating to the Issuer

o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Risks Relating to Conflicts of Interest

o	We or any of our affiliates may carry out hedging activities related to the securities, including in instruments related to the Underlying. We or our affiliates may also trade instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the securities could adversely affect our payment to you at maturity.

o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	Risks Relating to Estimated Value and Secondary Market Prices of the Securities

o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $940 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)), which is less than the price to public.

o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 5, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–G dated February 4, 2022, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010322020787/dp185468_424b2-g394.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

2

CREDIT SUISSE SECURITIES (USA) LLC credit-suisse.com

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.